November 26, 2019

Corey D. Code
Chief Financial Officer
1847432 Alberta ULC
Suite 4400, 500 Centre Street S.E., P.O. Box 2850
Calgary, Alberta, Canada, T2P 2S5

       Re: 1847432 Alberta ULC
           Registration Statement on Form S-4
           Filed November 6, 2019
           File No. 333-234526

Dear Mr. Code:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed November 6, 2019

General

1. Please provide an analysis with respect to why you are not required to present as separate proposals each provision of Ovintiv's charter and bylaws that differ in material respects from Encana's governing documents. For example, we note various provisions of
       Ovintiv's charter and bylaws that appear to substantively affect shareholder rights that are not contained in or differ from Encana's governing documents, including:

           the inclusion of an exclusive forum provision designating the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by stockholders;
           an increase in the percentage of stockholders required to call a special meeting; and
           the elimination of stockholders' ability to take action by written consent.
 Corey D. Code
1847432 Alberta ULC
November 26, 2019
Page 2

      Please refer to Rule 14a-4(a)(3) of Regulation 14A and Question 101.02 of the
      Compliance and Disclosure Interpretations (Regarding Unbundling under Rule 14a-
      4(a)(3) Generally), available on our website. In addition, expand your Comparison of
      Rights of Encana Shareholders and Ovintiv Stockholders to discuss the exclusive forum provision included in the Ovintiv Certificate of Incorporation.
2.    We note that you have filed "short-form" tax opinions as Exhibits 8.1 and
8.2. Please
      revise to clearly state that the disclosure in the Canadian and U.S. Federal Income Tax
      Considerations sections beginning on pages 76 and 85, respectively, is the opinion of the respective counsels, identify each material tax consequence being opined upon and identify the tax counsels rendering each opinion. For guidance, refer to
Section III.B.2 of
      Staff Legal Bulletin No. 19.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Karina Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.



                                                            Sincerely,
FirstName LastNameCorey D. Code
                                                            Division of
Corporation Finance
Comapany Name1847432 Alberta ULC
                                                            Office of Energy &
Transportation
November 26, 2019 Page 2
cc:       Andrew J. Foley
FirstName LastName